SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

American International Holdings Corp.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

02687R106
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G /A is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02687R106	13G/A	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Cavalry Fund I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 21,642,595 shares of Common Stock issuable upon conversion of a convertible note*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 21,642,595 shares of Common Stock issuable upon conversion of a convertible note*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,642,595 shares of Common Stock issuable upon conversion of a convertible note*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%*
12	TYPE OF REPORTING PERSON PN

* As more fully described in Item 4, Cavalry Fund I holds a convertible note. The convertible note is subject to a 9.9% beneficial ownership blocker (the "9.9% Blocker"). The percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to the 9.9% Blocker.

CUSIP No. 02687R106	13G/A	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Cavalry Fund I Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 21,642,595 shares of Common Stock issuable upon conversion of a convertible note*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 21,642,595 shares of Common Stock issuable upon conversion of a convertible note*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,642,595 shares of Common Stock issuable upon conversion of a convertible note*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%*
12	TYPE OF REPORTING PERSON OO

* As more fully described in Item 4, Cavalry Fund I holds a convertible note. The convertible note is subject to a 9.9% Blocker. The percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to the 9.9% Blocker.

CUSIP No. 02687R106	13G/A	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS Thomas Walsh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 21,642,595 shares of Common Stock issuable upon conversion of a convertible note*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 21,642,595 shares of Common Stock issuable upon conversion of a convertible note*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,642,595 shares of Common Stock issuable upon conversion of a convertible note*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%*
12	TYPE OF REPORTING PERSON IN

* As more fully described in Item 4, Cavalry Fund I holds a convertible note. The convertible note is subject to a 9.9% Blocker. The percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to the 9.9% Blocker.

CUSIP No. 02687R106	13G/A	Page 5 of 8 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is American International Holdings Corp. (the "Issuer").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Issuer's principal executive offices are located at 205S Bailey Street Electra, TX 76360.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Cavalry Fund I LP, a Delaware limited partnership ("Cavalry Fund I");

(ii)	Cavalry Fund I Management LLC, a Delaware limited liability company ("Cavalry Fund I Management"); and

(iii)	Thomas Walsh ("Mr. Walsh").

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."
The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock (as defined in Item 2(d)) reported herein.

The securities reported herein are issuable upon conversion of a convertible notes held by Cavalry Fund I. Cavalry Fund I Management is the general partner of Cavalry Fund I. Mr. Walsh is the Manager of Cavalry Fund I Management. As such, Cavalry Fund I Management and Mr. Walsh may be deemed to beneficially own the securities issuable upon conversion/exercise of the securities held by Cavalry Fund I. To the extent Mr. Walsh is deemed to beneficially own such securities, Mr. Walsh disclaims beneficial ownership of these securities for all other purposes.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 61 82 E. Allendale Rd. Ste 5B, Saddle River, New Jersey 07458.

Item 2(c).	CITIZENSHIP:

Cavalry Fund I is a limited partnership organized under the laws of the State of Delaware. Cavalry Fund I Management is a limited liability company organized under the laws of the State of Delaware. Mr. Walsh is a citizen of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.0001 par value (the "Common Stock").

CUSIP No. 02687R106	13G/A	Page 6 of 8 Pages

Item 2(e).	CUSIP NUMBER:

02687R106

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP:

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The percentages used in this Schedule 13G/A are calculated based on 195,000,000 shares of Common Stock reported to be outstanding as of July 12, 2023, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, filed with the Securities and Exchange Commission on March 31, 2023, and assumes the exercise of a convertible note held by Cavalry Fund I subject to the 9.9% Blocker (as defined below).

CUSIP No. 02687R106	13G/A	Page 7 of 8 Pages

Pursuant to the terms of a convertible note held by Cavalry Fund I, Cavalry Fund I cannot convert such note to the extent the Reporting Persons would beneficially own, after such conversion, more than 9.9% of the outstanding shares of Common Stock (the "9.9% Blocker"). The percentage set forth on Row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) of the cover page for each Reporting Person give effect to the 9.9% Blocker.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

Item 10.	CERTIFICATION:

Each of the Reporting Persons hereby makes the following certification:

By signing below, each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 02687R106	13G/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 13, 2024

Cavalry Fund I LP

By: Cavalry Fund I Management LLC, its General Partner

By:	/s/ Thomas Walsh
Name: Thomas Walsh
Title: Manager

Cavalry Fund I Management LLC

By:	/s/ Thomas Walsh
Name: Thomas Walsh
Title: Manager

By:	/s/ Thomas Walsh
Thomas Walsh